UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2**)*

American Virtual Cloud Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

030382204

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	See Explanatory Note.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS MasTec, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 333,471
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 333,471
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,471
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Schedule 13G

Explanatory Note:

This Schedule 13G is filed by MasTec, Inc. (the “Reporting Person”) pursuant to Rule 13d-1(c). In June and July of 2017, prior to American Virtual Cloud Technologies, Inc.’s (f/k/a Pensare Acquisition Corp.) (the “Issuer”) initial public offering of its securities, the Reporting Person acquired an aggregate of 1,701,000 shares of common stock, par value $.0001 per share (“Common Stock”), of the Issuer.

In a private placement transaction related to the Issuer’s initial public offering in July 2017, the Reporting Person acquired 2,000,000 warrants (the “IPO Warrants”) of the Issuer, entitling the Reporting Person to purchase one share of Common Stock of the Issuer per warrant at an exercise price of $11.50 per share, subject to adjustments, such warrants to become exercisable 30 days after the Issuer, which was a Special Purpose Acquisition Company, completed a business combination transaction (a “Business Combination Transaction”).

On April 7, 2020, the Issuer completed a Business Combination Transaction. In connection with the Business Combination Transaction, the Issuer completed a private placement transaction with various investors (the “2020 PIPE Transaction”) in which the Reporting Person acquired from the Issuer 3,000 units, each of which consists of (i) $1,000 in principal amount of the Issuer’s Series A convertible debentures (collectively, the “Debenture”), convertible at $3.45 per share, subject to adjustments, and (ii) a warrant (the “Penny Warrants”) to purchase 100 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustments.

On September 8, 2021, the Issuer completed a mandatory conversion in full of the Debenture and the Issuer’s Series A-1 convertible debentures, which resulted in an increase in the number of issued and outstanding shares of Common Stock of the Issuer and a decrease in the Reporting Person’s beneficial ownership to less than twenty percent (20%).

Subsequent to such conversion, the Issuer engaged in a series of capital raising activities, including public offerings and private placements, which resulted in an increase in the number of issued and outstanding shares of Common Stock of the Issuer and a decrease in the Reporting Person’s beneficial ownership to less than five percent (5%) as of September 30, 2022.

On September 30, 2022, the Issuer filed a Certificate of Amendment to the Issuer’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which effected, upon filing on September 30, 2022, a one-for-fifteen reverse stock split of the Company’s issued and outstanding shares of Common Stock.

Item 1.

(a)	Name of Issuer

The name of the Issuer is American Virtual Cloud Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.

(a)	Name of Person Filing

This statement is filed by the Reporting Person.

This statement relates to the Issuer’s shares of Common Stock.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of the Reporting Person is 800 S. Douglas Road, 11th Floor, Coral Gables, Florida 33134.

(c)	Citizenship

The Reporting Person is a Florida corporation.

(d)	Title of Class of Securities

The Schedule 13G statement relates to Common Stock of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 030382204.

Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable. See Explanatory Note above.

Item 4.	Ownership

(a)

Amount Beneficially Owned: The Reporting Person may be deemed the beneficial owner of 333,471 shares of Common Stock, consisting of 180,137 shares of Common Stock, 133,334 shares of Common Stock issuable upon the exercise of the IPO Warrants and 20,000 shares of Common Stock issuable upon exercise of the Penny Warrants.

(b)

Percent of Class: The Reporting Person may be deemed the beneficial owner of approximately 1.0% of shares of Common Stock outstanding (based on 32,470,006 shares of Common Stock outstanding as of November 15, 2022, plus the shares of Common Stock issuable upon the exercise of the IPO Warrants and Penny Warrants held by the Reporting Person).

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 333,471

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 333,471

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

MASTEC, INC.

/s/ Albert de Cardenas
Executive Vice President, General Counsel and Secretary

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